





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBOT ATS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1313 North Market Street
(No. and Street)

Wilmington	DE	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R Chaskin (914) 263-4742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David R Chaskin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBOT ATS, LLC _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CFO and FinOp
_____
Title

_____
Notary Public

02/15/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DBOT ATS, LLC
(SEC I.D. 8-69001)

Statement of Financial Condition
For the Year Ended December 31, 2017
And
Report of Independent Registered Public Accounting Firm

DBOT ATS, LLC

December 31, 2017

Table of Contents

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of DBOT ATS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DBOT ATS, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of DBOT ATS, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DBOT ATS, LLC's management. Our responsibility is to express an opinion on DBOT ATS, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DBOT ATS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has risk related to market acceptance and losses that need to be funded by additional capital raises. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as DBOT ATS, LLC's auditor since 2016.

Bethlehem, Pennsylvania

February 21, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

DBOT ATS, LLC
Statement of Financial Condition
As of December 31, 2017

ASSETS

Assets:		
Cash	$	53,136
Clearing deposit at broker		25,000
Receivable from customers		23,781
Prepaid expenses and other current assets		22,385
FINRA CRD Deposit		3,286
Intangible assets		76,992
Total assets	$	204,580

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	52,938
Total liabilities		52,938
Member's equity		151,642
Total liabilities and member's equity	$	204,580

The accompanying Notes are an integral part of this statement

2

NOTE 1. ORGANIZATION AND OPERATIONS

Organization

DBOT ATS, LLC (the "Company") was formed in the State of Delaware in August 2011, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Delaware Board of Trade Holdings Inc. (the "Parent") and an affiliate of DBOT Issuer Services, LLC and DBOT Technology Services, LLC. The Company was approved by FINRA under a Continuing Membership Agreement ("CMA") in the fourth quarter 2016 and now operates a fully electronic Alternative Trading System ("ATS") in the Over the Counter ("OTC") market space. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly is exempt from the remaining provisions of that Rule.

The Company's trading platform became operational in the second quarter 2017 and the Company began producing revenues in the third quarter 2017. There are risks related to the continued development and operation of a new OTC ATS, including but not limited to, additional costs to maintain the Company's operations, market acceptance, as well as the ability to adapt to the ongoing changes within the market place and regulatory conditions. The Company's Parent is currently working with potential investors to raise additional capital. The Company incurred a loss of $1,455,515 in 2017.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its Parent's ability to obtain additional financing as may be required and its Parent's decision to fund the Company's operations and ultimately on the Company's ability to become cash flow positive.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash

The Company maintains cash balances at financial institutions where balances up to $250,000 are insured by the Federal Deposit Insurance Corporation. As of December 31, 2017, cash was held at a major financial institution.

Accounts Receivable

The Company's accounts receivables are due from monthly trading fees net of trading rebates. Accounts receivable are stated in the financial statements as amounts due from customers net of any applicable rebates. Rebates due to individual customers in excess of receivables due from the same customer are included in accounts payable and accrued expenses. Management has determined that no allowance for doubtful accounts is required at December 31, 2017.

Intangible Assets

Intangible assets consist of the fair value of the FINRA Continuing Membership Agreement. In accordance with ASC 350 "Intangibles – Goodwill and Other" and as a result of the independent valuation firm's purchase price allocation analysis discussed above, the CMA was determined to be an indefinite-lived intangible asset with a fair value of $76,992 using the cost approach. The Company assesses intangible assets for impairment annually.

In testing the Company's intangible assets for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than the carrying amount. If our assessment determines that it is more likely than not that the fair value of the intangible asset is less than its carrying amount, we must perform additional testing of the asset. The Company's assessment of its intangible asset has determined that there was no impairment of the asset for the year ended December 31, 2017.

Income Taxes

The Company is a single member limited liability company and is a disregarded entity for U. S. Federal and state income taxes. Accordingly, no provision for income taxes is made in the Company's financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606),". This standard outlines a comprehensive revenue recognition model providing guidance on how and when revenue is recognized. This guidance is effective for annual reporting periods beginning after December 15, 2017. After assessing the new standard, the Company does not expect a material impact on its revenue recognition policy once the new standard is implemented.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally, the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $58,695 which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.9019 to 1.

NOTE 4. CONCENTRATIONS OF RISK

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2017, the Company had no uninsured balances.

NOTE 5. RELATED PARTY TRANSACTIONS

In 2016 the Company entered into an Expense Sharing Agreement (the "Agreement") with its Parent, which was amended during 2017, under which the Parent provides services of certain of its employees, office space, the use of equipment and other services as may be required by the Company. Pursuant to the Agreement, the allocated expenses were capitalized by the Company in the amount of $1,078,808 and are included in Member's Equity in the Statement of Financial Condition as of December 31, 2017.

The Parent contributed $350,000 cash to the Company in 2017 and is included in Members' Equity in the Statement of Financial Condition of December 31, 2017.

NOTE 6. MEMBER'S EQUITY

The Company is a single member limited liability company and has issued all its membership interest in the Company to the Parent who is the Company's sole member. The Company has not made any distributions for the period from January 1, 2017 through December 31, 2017.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2018, the date that its financial statements were available to be issued. The Company has determined that there are no subsequent events requiring further disclosure.